Exhibit (a)(1)(H)

E-Mail to Eligible Employees Announcing the Company’s Extension of the Expiration Date of the Tender Offer

to March 10, 2006

Today Serena filed an amendment to its Tender Offer Statement on Schedule TO that, among other things, extends the expiration date of the tender offer period. The offer to purchase your Eligible Options in exchange for a cash payment will expire at 9:00 p.m. Pacific Time on March 10, 2006, unless we extend the offer. Eligible Employees who have tendered their options already and do not wish to withdraw them do not need to take any further action. If you would like to participate in this offer, you must complete and sign the election form which was previously provided to you, and return it by facsimile to Helen Dowling in Stock Administration, at fax number (650) 522-6806 or by hand delivery to Helen Dowling in Stock Administration, Serena Software, Inc., 2755 Campus Drive, 3rd Floor, San Mateo, CA 94403, on or before 9:00 p.m. Pacific Time, on March 10, 2006, or on such later date if the offer is extended. Only responses that are completed, signed and actually received by Helen Dowling in Stock Administration by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail or other post and Federal Express are not permitted. If you have questions, please direct them to:

Helen Dowling

Stock Administration

Serena Software, Inc.

2755 Campus Drive

3rd Floor

San Mateo, CA 94403

(650) 522-6606

This notice does not constitute the offer to purchase. The full terms of the offer are described in (1) the Offer to Purchase From Eligible Employees All Outstanding Eligible Options to Purchase Common Stock for Cash; (2) the letter from Bob Pender, dated February 2, 2006; (3) the election form; and (4) the withdrawal form. You may also access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.